SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           for the month of April, 1999


                                    PETROFINA
                 (Translation of registrant's name into English)


                              52 Rue de l'Industrie
                                 B-1040 Brussels
                                     Belgium
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.


                              Form 20-F X Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.


                                    Yes      No X


                  If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

PETROFINA
--------------------------------------------------------------------------------
                                 (to be published on April 26 and May 7, 1999)

                                 PETROFINA S.A.
                 Siege: 52 rue de l'Industrie - B-1040 Bruxelles
              No T.V.A. BE.403.079.441 - R.C. Bruxelles no 227.957
                              --------------------

Shareholders are invited to attend the ANNUAL GENERAL MEETING in Brussels, at 52 rue de l'Industrie, on MAY 17, 1999, at 3 p.m. (Brussels time), with this agenda:

1.      Report of the Board of Directors on the financial year 1998.
2.      Auditor's report on the financial year 1998.
3. Annual accounts for the year ending 31st December 1998 and allocation of profits. Board of Director's proposal to approve these accounts and the allocation of profits included therein.
4. Discharge of Directors. Board's proposal to grant a discharge to the Directors for the performance of their duties in 1998.
5. Discharge of Auditors. Board's proposal to grant a discharge to the Auditors for the performance of their duties in 1998.
6.      Statutory appointments:
        a)    Board's   proposal  to  formally   elect  Mr Jean-Paul  Vettier,
              previously coopted as Director.
        b) Board's proposal to elect Baron Albert Frere, Mr Francois Cornelis, Messrs Guy Bizot and Robert Castaigne, Vicomte Davignon, Messrs Christophe de Margerie, Thierry de Rudder, Georges Dupasquier, Gerald Frere and Jean-Jacques Guilbaud, Baron Paul Janssen, Messrs Gilles Samyn, Jean-Pierre Seeuws and Daniel Valot as Directors for three years in replacement of the present Board.
        c) Board's proposal to elect for three years as auditor "Arthur Andersen" represented by Mr Guy Wygaerts.
7. Remuneration of Auditor. Proposal to fix the remuneration of the Auditor in accordance with the amount proposed by the Board and agreed by the Auditor.
8.      Any other business.

The meeting room will be accessible from 2 p.m. onwards. At 2:45 p.m., a film about the proposed merger Total Fina will be shown.

The bearer shares may be deposited until and included May 11, 1999 at BBL o GB o CGER-Banque o KBC Banque et Assurances o Banque Artesia o Banque Nationale de Paris o Credit du Nord o Banque Int. Luxembourg o Banque Gen. Luxembourg o Commerzbank o Deutsche Bank o Dresdner Bank o ABN-Amro Bank o Credit Suisse o Societe de Banque Suisse o Union de Banques Suisses o Credito Itailano o Barclays Bank (Throgmorton St., London) o Citibank N.A. (ADR Department) USA.

The annual report is there also available.               The Board of Directors

PETROFINA S.A.
Secretariat General
Rue de l'Industrie 52
B-1040 Brussels
                                      PROXY

I, the undersigned, Name:

Address:

Place & Country:

being the beneficial owner of

a) . . . . . . . . . . . . . . registered share(s) and/or

b) . . . . . . . . . . . . . . bearer share(s) in the societe anonyme PetroFina,

hereby appoint as my proxy with full power of substitution to represent me at the ORDINARY GENERAL MEETING of the company to be held at 52, rue de l'Industrie, Brussels, on MAY 17, 1999 at 3 p.m. (Brussels time), and at any adjournment of such meeting:

M . . . . . . . . . . . . . . . . . . . . . . . . . ., shareholder of PetroFina,

with full powers to vote on my behalf, to take part in all deliberations, to approve and to sign all documents, to modify the agenda, to determine the address for notifications and generally to do all that (in the opinion of the proxy) is necessary, and I hereby ratify and confirm all that said proxy shall lawfully do by virtue thereof, such powers to be exercised in respect of the following agenda:

1.      Report of the Board of Directors on the financial year 1998.
2.      Auditor's report on the financial year 1998.
3. Annual accounts for the year ending 31st December 1998 and allocation of profits. Board's proposal to approve these accounts and the allocation of profits included therein.
4. Discharge of Directors. Board's proposal to grant a discharge to the Directors for the performance of their duties in 1998.
5. Discharge of Auditors. Board's proposal to grant a discharge to the Auditors for the performance of their duties in 1998.
6.      Statutory appointments:
        a) Board's proposal to formally elect Mr Jean-Paul Vettier, previously coopted as Director.
        b) Board's proposal to elect Baron Albert Frere, Mr Francois Cornelis, Messrs Guy Bizot and Robert Castaigne, Vicomte Davignon, Messrs Christophe de Margerie, Thierry de Rudder, Georges Dupasquier, Gerald Frere and Jean-Jacques Guilbaud, Baron Paul Janssen, Messrs Gilles Samyn, Jean-Pierre Seeuws and Daniel Valot as Directors for three years in replacement of the present Board.
        c) Board's proposal to elect for three years as auditor "Arthur Andersen" represented by Mr Guy Wygaerts.
7. Remuneration of Auditor. Proposal to fix the remuneration of the Auditor in accordance with the amount proposed by the Board and agreed by the Auditor.
8.      Any other business.

          (date)                                      (Signature)

PETROFINA
--------------------------------------------------------------------------------
Press Release
                                                                24th March 1999

         THE BOARD OF DIRECTORS OF PETROFINA CLOSES THE ANNUAL ACCOUNTS

The Board of Directors of PetroFina met on 23 March and closed the 1998 annual accounts.

PetroFina's share in the Group's audited recurrent consolidated profits rose to EUR 572.6 million (BEF 23.1 billion) against EUR 567.7 million (BEF 22.9 billion) in 1997. The Group's audited consolidated accounting results stood at EUR 466.3 million (BEF 18.8 billion) against EUR 546.9 million (BEF 22.1 billion) one year earlier.

PetroFina's cashflow share reached EUR 1,407 million (BEF 56.8 billion) against EUR 1,365 million (BEF 55.1 billion) the previous year.

The Group's turnover, totalling EUR 17,049 million (BEF 687.8 billion) against EUR 18,023 million (BEF 727 billion) in 1997, fell by 5.4% following a price fall in both oil and petrochemical products. This trend was partially offset by increased volumes and excise duty.

Turnover by sector is broken down as follows (in EUR million):


                                                    1997            1998
                                                  --------        --------
Upstream                                           2,188           2,192

Downstream                                        14,178          13,086

Chemicals                                          2,312           1,982

Paints                                               780             780

Other activities                                      12              42

Sales other activities                            (1,447)         (1,033)
                                                  ----------      ---------
                                                  18,023          17,049

Investments for the year reached EUR 1,256 million against EUR 1,082 million at 31 December 1997.

Group equity rose to EUR 3,981 million against EUR 3,865 million in 1997 while financial debts stood at EUR 2,458 million in 1998 against EUR 2,235 million in 1997.

Profits per share account for EUR 19.89 against EUR 23.42 in 1997.

Cash flow per share (Group share) stands at EUR 60.00 against EUR 58.46 in 1997.

                                        *

                                      * * *

After forty years of service, during which he carried out a number of managerial duties at the heart of the Group, Mr Henrique Bandeira Vieira, executive director of PetroFina, has accepted new professional responsibilities in his native country, Portugal. He has submitted his resignation to the Board of Directors, which has accepted it and thanked him for the quality and loyalty of the service he has given to the company.

In addition, the Board has appointed Mr Jean Paul Vettier, President of Refining and Marketing at TOTAL, and named him second Managing Director of PetroFina, taking responsibility for downstream operations. This decision will not take effect until after the transfer of 40.11% of PetroFina's share capital to TOTAL in accordance with the agreement signed on 1 December 1998.

                                      * * *

This press release is also available in French
This press release is also available in Flemish

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PETROFINA



Date:   April 29, 1999                 By:         /s/   Francois Vincke
        ----------------                           ---------------------------
                                                    Name:  Francois Vincke
                                                    Title: Secretary General